Exhibit 99.3

IAMGOLD CORPORATION
8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class
Holder Account Number
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Form of Proxy—Annual General Meeting to be held on Tuesday, May 3, 2022 This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
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8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 4:00 p.m., Eastern Daylight Time, on Friday, April 29, 2022.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone To Receive Documents To Virtually Attend To Vote Using the Internet Electronically the Meeting
• Call the number listed BELOW from a touch • Go to the following web • You can enroll to receive future securityholder • You can attend the meeting virtually by tone telephone. site: www.investorvote.com communications electronically by visiting visiting the URL provided on the back of
• Smartphone? www.investorcentre.com. this proxy.
1-866-732-VOTE (8683) Toll Free
Scan the QR code to vote now.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
01TDVA

Appointment of Proxyholder
I/We being holder(s) of securities of IAMGOLD Corporation Print the name of the person you are (the “Corporation”) hereby appoint: Maryse Bélanger, Chair OR appointing if this person is someone and a director of the Corporation, or failing this person, Daniella other than the Management Nominees E. Dimitrov, President and Chief Financial Officer and interim listed herein.
Chief Executive Officer of the Corporation (the “Management
Nominees”) Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/IAMGold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held online at https://meetnow.global/MUL56PJ on Tuesday, May 3, 2022 at 4:00 p.m., Eastern Daylight Time, and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors
For Withhold For Withhold
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01. Ian Ashby 05. Kevin O’Kane 02. Maryse Bélanger 06. David Smith 03. Ann Masse 07. Deborah Starkman 04. Lawrence Peter O’Hagan 08. Anne Marie Toutant
For Withhold
2. Appointment of Auditors
Appointment of KPMG LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.
For
Against
3. Advisory Vote on Executive Compensation
Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 6, 2022.
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Signature of Proxyholder Signature(s) Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.
Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if would like to receive Interim Financial Statements and you would NOT like to receive the Annual Financial accompanying Management’s Discussion and Analysis Statements and accompanying Management’s Discussion by mail. and Analysis by mail.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
HTDQ 333219 AR2
01TDWB

IAMGOLD CORPORATION
8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class
Holder Account Number
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Voting Instruction Form (“VIF”)—Annual General Meeting to be held on Tuesday, May 3, 2022 This VIF is solicited by and on behalf of Management.
Notes
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.
3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.
4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management.
6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
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8. This VIF should be read in conjunction with the accompanying documentation provided by Management.
VIFs submitted must be received by 4:00 p.m., Eastern Daylight Time, on Friday, April 29, 2022.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone To Vote Using the Internet To Virtually Attend the Meeting
• Call the number listed BELOW from a touch tone • Go to the following web site: • You can attend the meeting virtually by visiting telephone. www.investorvote.com the URL provided on the back of this VIF.
1-866-734-VOTE (8683) Toll Free • Smartphone?
Scan the QR code to vote now.
If you vote by telephone or the Internet, DO NOT mail back this VIF.
Voting Voting by by mail mail may or by be Internet the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose to vote using the Internet.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
01TDXA

Appointment of Proxyholder
I/We being holder(s) of securities of IAMGOLD Corporation Print the name of the person you are (the “Corporation”) hereby appoint: Maryse Bélanger, Chair OR appointing if this person is someone and a director of the Corporation, or failing this person, Daniella other than the Management Nominees E. Dimitrov, President and Chief Financial Officer and interim listed herein.
Chief Executive Officer of the Corporation (the “Management
Nominees”) Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/IAMGold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held online at https://meetnow.global/MUL56PJ on Tuesday, May 3, 2022 at 4:00 p.m., Eastern Daylight Time, and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors
For Withhold For Withhold
Fold
01. Ian Ashby 05. Kevin O’Kane 02. Maryse Bélanger 06. David Smith 03. Ann Masse 07. Deborah Starkman 04. Lawrence Peter O’Hagan 08. Anne Marie Toutant
For Withhold
2. Appointment of Auditors
Appointment of KPMG LLP, Chartered Accountants, as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.
For Against
3. Advisory Vote on Executive Compensation
Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated April 6, 2022.
Fold
Signature of Proxyholder Signature(s) Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.
Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis by mail. by mail.
If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
HTDQ 333219 AR1
01TDYB